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Exhibit 99(a)(9)

FOR IMMEDIATE RELEASE

NATURE'S SUNSHINE PRODUCTS COMMENCES
DUTCH AUCTION TENDER OFFER

        PROVO, UTAH, October 27, 2004—Nature's Sunshine Products, Inc. (NASDAQ:NATR), a leading manufacturer and marketer of encapsulated herbs and vitamins, today announced that its Board of Directors approved a Dutch Auction tender offer to purchase up to 1,000,000 shares of its common stock at a price not less than $14.20 and not greater than $16.50 per share. If Nature's Sunshine purchases the maximum number of shares, the total cost will between $14.2 million and $16.5 million.

        The number of shares proposed to be purchased in the Dutch Auction tender offer represents approximately 6.6 percent of the currently outstanding shares of Nature's Sunshine. The purchase will be financed with cash on hand and proceeds from the Company's operating line of credit. The closing price of Nature's Sunshine's common stock on October 26, 2004 was $14.17 per share.

        The tender offer commenced today and will expire at Midnight, New York City time, on Wednesday, November 24, 2004, unless extended by Nature's Sunshine. Tenders must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. Shattuck Hammond Partners LLC is acting as financial advisor and dealer manger for the tender offer.

        "The Board of Directors of Nature's Sunshine believes that the tender offer is in the interests of all shareholders, represents an attractive and prudent use of the Company's cash position and is designed to create value for shareholders," said Douglas Faggioli, President and CEO. "Over the past seven years, our Company has repurchased approximately 6.9 million shares of common stock in the belief that such purchases were in the best interests of the Company and its shareholders. In 2003, our Company generated $17.3 million in cash provided by operating activities, and has produced cash from operating activities amounting to $16.8 million in the first nine months of 2004. The tender offer will allow the Company to return cash to shareholders electing to participate at what may be a premium over recent trading prices."

        Under the procedures for a Dutch Auction tender offer, the shareholders of Nature's Sunshine will have the opportunity to tender some or all of their shares at a price within the $14.20 to $16.50 range per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Nature's Sunshine will determine the lowest per share price within the range that will enable it to buy 1,000,000 shares, or such lesser number of shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. If holders of more than 1,000,000 shares properly tender and do not withdraw their shares at or below the determined price per share, then Nature's Sunshine will purchase shares tendered by those shareholders owning fewer than 100 shares without pro ration, and all other shares will be purchased on a pro rata basis, subject to the conditional tender offer provisions that will be described in the offer to purchase that will be distributed to shareholders. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to shareholders. No brokerage fees or commissions will be charged to holders who tender their shares.

        Neither Nature's Sunshine Products nor its Board of Directors, financial advisor, dealer manager, depository or information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to Nature's Sunshine.

        This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares of Nature's Sunshine common stock. The solicitation of offers to buy shares of Nature's Sunshine Products common stock will only be made pursuant to the offer to purchase and related materials, which will be filed with the SEC today, will be mailed to shareholders of record and also will be made available for distribution to beneficial owners of Nature's Sunshine common stock. Shareholders should read those materials carefully because they will contain important information, including the various terms of and conditions to, the tender offer. Shareholders will be able to obtain the offer to purchase and related materials for free at the SEC website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc., by calling (888) 264-7051.

About Nature's Sunshine

        Nature's Sunshine Products manufactures and markets through direct sales encapsulated and tableted herbal products, high quality natural vitamins, and other complementary products. In addition to the United States, the Company has operations in Japan, Mexico, Central America, South Korea, Canada, Dominican Republic, Venezuela, Ecuador, Peru, the United Kingdom and Ireland, Colombia, Brazil, Thailand, Israel, Singapore and Taiwan. The Company also has exclusive distribution agreements with selected companies in Argentina, Australia, Chile, New Zealand, Norway, and the Russian Federation.

Contact:
	Craig D. Huff	Steven S. Anreder
	Chief Financial Officer	Anreder & Co.
	75 East 1700 South	10 East 40th Street
	P.O. Box 19005	Suite 1308
	Provo, UT 84605	New York, NY 10016
	(801) 342-4370	(212) 532-3232

For more information, contact us at our website at www.natr.com.

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NATURE'S SUNSHINE PRODUCTS COMMENCES DUTCH AUCTION TENDER OFFER